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Exhibit 21.1
                      Subsidiaries of Export Erez USA, Inc.


Export Erez Ltd., a limited shares company under the Companies Ordinance of the State of Israel.

Mayotex Ltd., a limited liability company under the Companies Ordinance of the State of Israel.